Mail Stop 3720

October 26, 2006

Mr. Aloysius T. Lawn, IV
Secretary
Talk America Holdings, Inc.
6805 Route 202
New Hope, PA 18938

> Re: **Talk America Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 2, 2006**
> **File No. 0-26728**

Dear Mr. Lawn:

    We have reviewed your filing and have the following comments. We have limited our review to your compliance with the requirements of Schedule 14A and the other matters discussed below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1.   Revise the disclosure under "Interests of the Company's Directors and Executive Officers in the Merger" on page 4 to disclose the aggregate dollar amount of the cash payable to your executive officers and directors for the shares underlying their options.

The Special Meeting, page 11

2.   Your disclosure under "Adjournments and Postponements" indicates that you may adjourn or postpone the meeting for the purpose of soliciting additional proxies. Please note the staff's view that a postponement or adjournment to permit further solicitation of proxies does not constitute a matter "incident to the conduct of the meetings," as described in Rule 14a-4(c)(7). Accordingly, we consider the use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies to be a substantive proposal for which proxies must be independently solicited. If you wish to obtain authority to adjourn the meeting to solicit additional proxies for the merger, please provide

another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment specifically for this purpose.

The Merger, page 12

Background of the Merger, page 12

3.   We note that you engaged the Blackstone Group to provide you not only with a fairness opinion, but also to advise you on strategic alternatives, including (1) continuing as a standalone entity, (2) growing through acquisitions, with a review of several acquisition candidates, and (3) sale of the company. Except with respect to the proposed transaction involving Cavalier, there is very little discussion of the board's consideration for any strategic alternatives. Please expand the disclosure to address any and all strategic alternatives considered, including the offer submitted by Sun Capital, and why they were ultimately rejected. In providing this expanded disclosure, please address the following, which is not meant to be exhaustive:

- board consideration for continuing as a standalone entity in light of your recent strategy shift to the marketing of bundle of broadband and voice services, including enhanced background for reasons behind such strategy shift;

- board consideration given to the various strategic alternatives in light of the downward revision to your public financial guidance, including the reasons for, and magnitude of, the revisions; and

- board consideration given to the strategic alternatives, including the proposed merger, in light of the costs and benefits of being a public company versus the costs and benefits of being a private company.

4.   We note that you authorized the Blackstone Group to conduct discussions with a "limited group" of potential acquirers. Please define "limited group," including the number of such acquirers, the nature of the acquirers (e.g., public versus private), and the reasons why the group was limited. Also revise the disclosure on page 15 to describe the extent to which Blackstone broadened the survey of potential acquirors.

5.   Please elaborate on the substance of the September 5, 2006 meeting during which Mr. Meyercord met with members of Cavalier's board and management to discuss the company's business and overall industry dynamics.

6.   Expand to discuss the specific issues that Mr. Evans presented to Mr. Battista which adversely affected Cavalier's previous valuation of the company as noted on page 14.

7.   Explain the relevance and significance of the forbearance petition filed by Verizon as discussed on page 14.

8.   Please update the disclosure regarding the Sun Capital offer in light of your Form 8-K filed October 23, 2006, including any reasons indicated by Sun Capital for withdrawing its competing offer.

9.   You indicate in the Form 8-K filed October 23 that certain shareholders have filed lawsuits enjoining the proposed merger and alleging breaches of fiduciary duty. Please revise to provide updated disclosure of the nature and status of these lawsuits and discuss the potential effect of the lawsuits on the conditions to completing the merger.

Reasons for the Merger, page 15

10.   Please expand the factors that you list as considered by the board in making its recommendation. Vague statements of topics, such as "the Company's business, operations, financial condition, strategy and prospects..." are not sufficient. You should explain how each factor supports or does not support the decision to approve the merger. In addition to our above comment regarding expanded disclosure of the background for the merger, please elaborate on the following reasons for the merger:

-       the potential value that might result from other alternatives available to the company, including the alternative of remaining a stand-alone, independent company, as well as the risks and uncertainties associated with those alternatives;

-       the consideration offered in the merger compared to the company's stand-alone value, particularly in light of developments and anticipated developments in the company's business and competitive position and in the competitive local exchange industry generally, and in light of board concerns as to the prospects of successful implementation of the company's recently revised marketing strategy and the ability of management to achieve their forecasted results;

-       the efforts made by the company and its advisors to negotiate and execute a merger agreement favorable to the company; and

- the <u>financial and other terms and conditions</u> of the merger agreement as reviewed by our board of directors with our financial and legal advisors and the fact that these terms and conditions were the product of <u>arm's-length</u> negotiations between the parties.

11.   Revise the sixth bullet point to quantify the premiums that the merger consideration represents.

<u>Opinion of the Blackstone Group L.P., page 16</u>

12.   Disclose any instructions or limitations regarding the fairness opinion that the board provided to Blackstone. See Item 1015(b)(6) of Regulation M-A.

13.   Indicate whether Blackstone recommended the amount of consideration to be paid in the transaction in accordance with Item 1015(b)(5) of Regulation M-A.

14.   We note the disclaimer that "Blackstone did not assume any responsibility or liability for the accuracy or completeness" of financial projections and other information. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Instead, you may caution readers not to "unduly rely" or place "undue certainty" on the projections and other data. Please revise both the disclosure in this section and the identical language in Blackstone's opinion letter appearing as Annex B.

15.   As required by Item 1015(b)(4) of Regulation M-A, please state the amount of fees Blackstone will receive. Disclose the portion of the fee that is contingent upon completion of the merger. Provide similar disclosure on page 3. Also revise any references to the advisor's opinion appearing in "Reasons for the Merger" to address these contingent payments. In addition, disclose the compensation that the advisor received for the services it provided to the company during the past two years pursuant to Item 1015(b)(4) of Regulation M-A.

16.   To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language how the analyses and conclusions are relevant to stockholders. Also describe the purpose of each analysis. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis. In addition, please reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure difficult to understand.

Interests of the Company's Directors and Executive Officers in the Merger, page 23

17.   If available, provide updated information with respect to any employment agreements that your executive officers have entered into with Cavalier, including quantified disclosure about the number of options to be granted to each executive officer. Also disclose, both individually and in the aggregate, the bonus payments that the board will grant to your executive officers at or prior to the closing date of the merger. In light of Messrs. Meyercord, Braselle, Earhart, Leonard and Wanye's contemplated future role with Cavalier as evidenced on page 25, please tell us what consideration you have given to whether this transaction implicates Rule 13e-3 and the filing and disclosure requirements of Schedule 13E-3.

The Merger Agreement, page 27

18.   We note your statement in the first paragraph that the inclusion of the merger agreement "is not intended to provide any other factual information about the Company or the Parent." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

19.   Provide additional details about the meaning of the condition relating to "a defined minimum financial performance measure based on [y]our operating income for the quarter ended September 30, 2006 as adjusted for a number of items." To the extent your financial results are already available for the period ended September 30, 2006, indicate whether you have satisfied this condition.

Closing Statements

        Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact, William Bennett, Staff Attorney, at (202) 551-3389, or me, (202) 551-3810, with any questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: *Via fax: (212) 310-1745*
        Jonathon Stapleton, Esq.
        Baker and McKenzie, LLP